

Logic Products

Proprietary, non-toxic, and eco-friendly consumer products made with high quality ingredients that are safe for families, pets, and the environment. It's Logic! Edit Profile

$500	$5,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Projected US Consumer Sales Of Natural, Organic, & Healthy Products (2019)

$252B

Proprietary SKUs Already Developed

70+

- $2.7M in revenue generated since inception representing 47% CAGR 2016
- Distribution partners include Amazon, Jet.com, Petco, Diapers.com, Walmart.com, and SOAP.com
- 99%+ positive lifetime feedback rating provided by Amazon Seller Central as of Aug 1st, 2017
- 82K+ units sold in 2016
- 79% of mothers search for environmentally-focused brands and collectively hold $1.7 trillion in buying power

- Round Size: US $850,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $5,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

Logic Products: A natural investment choice. It's common sense. It's Logic.

Logic Products' goal is to become the brand of choice for natural consumer packaged goods (CPG) in North America and worldwide, spanning various product categories. Consumers' increasing knowledge and search for the safest and best products for their families, homes, and pets is contributing to the high growth in all three CPG sectors that Logic Products' brands target.

The Problem

's consumer is holding companies accountable when it comes to transparency of both product ingredients and manufacturing procedures before they purchase. What we've noticed from our experience is that as consumers connect the dots between health, beauty, safety, and nability, they are abandoning many of the traditional brands that contain harsh chemicals that their parents used for decades.



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The Solution

With minimal resources to date, Logic Products has worked hard to build a reputation as a "green" company that offers a broad, trusted, and powerful family of interconnected and useful eco-friendly products.

First, Logic Products presently has a comprehensive array of products made with naturally derived ingredients and an obsessive focus on transparency, not only with what is in our four product lines but also what's not. Truth in labeling is a key transparency denominator and an important way that Logic Products has built consumer trust as they shop according to values based on product and ingredient factors.

Second, since inception, Logic Products has engaged with communities and organizations throughout the United States through product donations that help those in need. Whether we were working with schools in resource-constrained areas fighting lice outbreaks, dog rescue groups, no-kill shelters, or safe havens for young moms who are victims of domestic violence, Logic Products is on a mission to help those in need. As Logic Products grows, so does our ability to help others, a vital and relevant component of our company culture.

Third, unlike one of our competitors, we are not fronted by a 'celebrity' but instead by an entrepreneur who personally focuses on providing personable customer service - which is immediate, professional, compassionate, and thorough.

Pitch Deck


LOGIC PRODUCTS
THE NATURAL CHOICE.
IT'S COMMON SENSE.
IT'S LOGIC.
Jill Taft
Founder
Joel Roodman
Managing Partner
/LogicProducts
/LogicProducts
@LogicProducts
LogicProducts

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Product & Service

Logic Products manufactures and retails select proprietary and non-toxic consumer packaged goods made with natural plant-based ingredients that are safe for children, pets, and the environment. Our four current brands - LiceLogic, BarkLogic, TotLogic, and HomeLogic - are primarily targeted towards mothers and consumers who are looking for high quality natural lifestyle products for their homes and were born out of customer demand.

Brands

(1) LiceLogic: Effective, non-toxic, and safe lice treatment and prevention products for the entire family (10 SKU's)

The LiceLogic Prevention & Treatment brand uses our highly effective proprietary plant-based enzyme that immediately penetrates the exoskeleton of the louse and is proven to kill lice and nits on contact. LiceLogic products have been independently tested and shown to be 99% effective for lice treatment and prevention. LiceLogic is pesticide-free and biodegradable. The LiceLogic Repel line can be used year-round and contains our proprietary enzyme blend plus essential oils that effectively repel lice and gently cleanse hair. All LiceLogic products are safe for daily use and come in refreshing and aromatherapeutic rosemary mint, lavender, and peppermint scents. LiceLogic is formulated in accordance with the 'Whole Foods' ingredient standards for hair care products.

LiceLogic Top Selling SKU's / Gross Margins:

LiceLogic Clear & Free Shampoo

- MSRP: $34.00
- COG: $3.67
- Retail Gross: 89%

LiceLogic Hair Nit Spray

- MSRP: $24.00
- COG: $3.46
- Retail Gross: 86%

(2) TotLogic: Bath, body, and hair care products for babies, kids, and families (13 SKU's)

TotLogic is a pure and gentle line formulated for babies, children, and adults with sensitive skin. TotLogic products are made with nature's finest ingredients and are formaldehyde-free, sulfate-free, paraben-free, phthalate-free, petrolatum free, PEG-free, and DEA-free. TotLogic products are also cruelty free and do not contain animal ingredients. All TotLogic products are naturally scented with essential oils, hypoallergenic, and do not contain artificial colors or synthetic fragrances. Parents are assured of safety as well as quality when using TotLogic's gentle formulations on their babies and children. TotLogic's products contain our refreshing and natural proprietary scents that appeal to both children and parents alike. Our products are great for the entire family searching for non-toxic, gentle hair care, bath, and body products made with natural ingredients. TotLogic is formulated in accordance with the 'Whole Foods' ingredient standards for bath and body care products.

TotLogic Top Selling SKU's / Gross Margins:

TotLogic Conditioner Original

- MSRP: $14.00
- COG: $3.30
- Retail Gross: 76%

TotLogic Leave-In Conditioning Spray Lavender:

- MSRP: $14.00
- COG: $3.22
- Retail Gross: 77%

(3) Natural HomeLogic: Household cleaners and soaps for the entire home (17 SKU's)

Natural HomeLogic is a non toxic and eco-friendly line of plant and mineral derived household cleaning products for a naturally clean home. Our Natural HomeLogic line includes Foaming Hand Soap, Liquid Dish Soap, Laundry Detergent, Glass Cleaner, Odor Eliminator Spray, Toilet Bowl Cleaner, Bathroom Cleaner, and All Purpose Household Cleaner. All Natural HomeLogic products are formaldehyde free, sulfate free, chlorine free, bleach free, petroleum free, biodegradable, ammonia free, phthalate free, nonylphenol ethoxylate free, triclosan free, DEA free, PEG free, and TEA free. Natural HomeLogic is formulated in accordance with the 'Whole Foods' eco scale with a rating of "yellow" for household cleaning, soaps, and laundry products. Safe to use around babies and pets.

Natural HomeLogic Top Selling SKU's / Gross Margins:

HomeLogic Toilet Bowl Cleaner - Jasmine

- MSRP: $7.95
- COG: $2.24
- Retail Gross: 72%

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HomeLogic Foaming Hand Soap Refill - Citrus

- MSRP: $16.00
- COG: $3.93
- Retail Gross: 75%

(4) BarkLogic: Grooming and clean-up products for dogs of all breeds and sizes (25 SKU's)

BarkLogic products are for pet owners in search of natural, effective, and non-toxic grooming and cleanup products for their dogs. BarkLogic harnesses the power of nature's finest ingredients to create eco-friendly grooming and home care products for pets of all breeds and sizes, including puppies. Formulated using human-grade ingredients, BarkLogic products are infused with essential oils and will keep dogs clean, fresh, and feeling great year round. BarkLogic has four comprehensive solution sets for dog owners. All BarkLogic formulas utilize the power of plant and mineral derived ingredients to ensure a thorough clean without leaving toxic residue on pets or in their living environment. Gentle, safe, and made in the USA, BarkLogic is formulated in accordance with the 'Whole Foods' ingredient standards for bath and non-body care products.

BarkLogic Top Selling SKU's / Gross Margins:

BarkLogic Calming 2 In 1 Shampoo Lavender

MSRP: $16.49

COG: $3.47

Retail Gross: 79%

BarkLogic Calming Shampoo Lavender

MSRP: $16.49

COG: $3.47

Retail Gross: 79%

Distribution

Logic Products concentrates our retail activities online through existing marketplaces such as Amazon, Jet, Diapers and Soap.com, and recently added both Walmart and Petco.com at the beginning of Q1 2017. Notably, we saw 66% growth in sales through Amazon between 2014 and 2016 and we currently hold a 4.9 star seller rating provided by Amazon Seller Central in feedback and customer service satisfaction and Seller Central has also assessed us with a 0% order defect rate along with 100% positive customer rating.

Logic Products has been approached by top brick and mortar distributors and retailers and has been reticent to enter into traditional distribution where we cannot ship direct to big box retailers. By holding back from the numerous opportunities to have our products distributed within the brick and mortar landscape, Logic Products has removed the middleman, kept blended gross margins for our products within the 65% to 90% range, and has a direct relationship with consumers to allow us to control our brand and know our customers. Moreover, within the Amazon marketplace, Logic Products controls the retail price and owns the all-important 'buy box'.

We have one major brick and mortar retailer for our natural BarkLogic line – Petco and we are planning to pursue having each line in one major big box chain where we ship direct to their distribution centers, similar to Petco, bypassing distributors.

We have and will continue to seriously consider traditional retail when weighed against inventory commitments and risk.

Our belief is that Logic Products can scale rapidly through existing online marketplaces and continue to build brand awareness, including through logicproducts.com, while focusing on the numerous strategic international opportunities presented to the company.

<u>**Revenue Breakdown By Major Channels:**</u>

- E-Commerce: 58%
- Wholesale: 41%

Gallery



Logic Products - Validation of Our Business Model



Logic Products - Validation of Our Business Model. Logic Products is focused on reaching consumers directly through ecommerce marketplaces. The following outlines how our strategy works in today's distribution environment. L2 Inc empowers brands with the data and insights to benchmark their digital performance relative to competitors, prioritize digital initiatives, steer capital allocations, and measure the impact of their digital investments over time. Research and Video Provided To Logic Products Courtesy Of L2 Research.

Media Mentions



   

   

   

   

   

   

Team Story

Entrepreneur Jill Taft was inspired to create her own eco-friendly, safe, and effective products for personal use after she gave birth to her first child. Never did she dream that a school yard lice outbreak that infested her child's classroom would launch an entire company of family-friendly products, but it unexpectedly did.

What started as late nights full of research and testing in her home to find safe, non-toxic alternatives to the harsh formulas already on the market is now a mom-approved lifestyle brand.

After Jill formulated the first brand LiceLogic in 2011, with the guidance of entomologists and green chemists to answer this need, she found a huge and growing interconnected online audience of mothers searching for green and natural products.

With the first product's success in the marketplace, she developed new brands to satisfy the growing demand by her customers for natural, effective, and trusted products.

LiceLogic was launched on Amazon in Q1 2011 and Jill's proprietary formulation of LiceLogic was independently tested by leading lice expert Katie Shepherd in March 2012.

TotLogic was launched on Amazon in the Summer of 2012

BarkLogic was launched in April 2014, went into Unleashed by Petco nationally at the end of August 2014, and the line was extended in March 2016 with 18 new SKU's in select Petco stores.

Natural HomeLogic was launched on Amazon in November 2013

As the one-person company began to grow organically through word-of-mouth and with limited resources, her spouse, entrepreneur Joel Roodman, started to provide assistance in operations and business development in the evenings. When it started to demand more of his time and attention, he decided to join Logic Products full-time. He is now officially the second full-time employee of the company after Jill.

Today, Jill's idea is a promise: To keep our products pure, simple, and authentic. We are on a mission to spread the benefits of using non-toxic products that are not only efficacious but make sense.

Founders and Officers



Jill Taft
FOUNDER & PRESIDENT

Previously a successful international fashion model for leading designers like Giorgio Armani, Gianni Versace, and Christian Dior, Jill also created her own successful line of handbags sold across the U.S. and in high-end boutiques and stores such as Anthropologie. Now a mom of two, Jill is an entrepreneur who became increasingly interested in safe and efficacious products for her own family. She quickly discovered that many harsh and unnecessary ingredients are used in everyday household, children, and pet products so she decided to create a natural lifestyle brand of alternative solutions that were safe for families, homes, and pets, which are now all being sold nationwide.



Joel Roodman
EVP



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Joel is a strategic senior management and business development C-suite level specialist with over 20 years of diverse executive experience in traditional and emerging digital consumer product goods, media, and communications ventures. Joel has extensive success working with a wide range of blue-chip companies and startups such as Comcast, FIFA, NHL, NBA, Viacom, Miramax, Major League Gaming, On2 Technologies, The Apollo Group, and J.Walter Thompson to name a few in executive management, marketing, development, operations, and business development.

Key Team Members



M. Jay Walkingshaw
EVP & CFO, STRATEGIC INVESTOR & LOGIC PRODUCTS BOARD MEMBER

Notable Advisors & Investors



Michael Shuman
Investor, Q2 2017, Advisor to Logic Products



Railshot Ltd
Investor, 2 Rounds of Investment in Logic Products



Jaspa Associates Llc
Investor, 2 Rounds of Investment in Logic Products

Q&A with the Founder

Q: Why do Amazon fees vary between 20%-50%?
Logic Products: Depending on the category that the product is classified in that affects Amazon's fees. Since we are selling in four categories (household, pet, beauty, home & kitchen), there are variations in the fees.

Q: Can you also explain why the Amazon fees appear to be increasing YoY?
Logic Products: Amazon has been increasing rates for all vendors over the years.

Q: What happened in 2014? Why was there a drop in YoY revenue?
Logic Products: In 2013, Logic Products did one international deal for $101K which affected overall revenue. Logic Products decided after this deal, which was extremely time consuming given that day-to-day operations were being handled by the founder Jill only, the company would only focus on domestic sales for the next twenty four months until the requisite financing and resources were in place. While there have been numerous international opportunities for the company from that period going forward, the company has continued to focus on domestic operations and turned down most international deals during that period.

Q: Please describe why SG&A has risen significantly since 2014.
Logic Products: As the company continued to grow, the company took on nominal compensation for the founder and managing partner in the form of wages and healthcare. In addition, there are interest expenses attributed to various debt.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.



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TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $850,000	US $850,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Is participating?	No	No
Security Type	Preferred Equity	Preferred Equity
Pre-Money Valuation	US $5,000,000	US $5,000,000
Liquidation preference	1x	1x
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



● Deeper Inventory   ● Targeted Marketing

If Maximum Amount Is Raised



● Deeper Inventory   ● Targeted Marketing
● Sales Channel Investme...   ● Operations, Distributio...

Investor Perks

- **Invest $10,000:** 25% off our lowest price on any product at logicproducts.com for 24 months

- **Invest $25,000:** 35% off our lowest price on any product at logicproducts.com for 36 months

- **Invest $50,000:** (1) Private dinner and evening 'On The Town' in Manhattan hosted by the founders of the company at one of the top restaurants, (2) two tickets to a must-see Broadway show, and (3) 36 month discount of 35% off our lowest price on any product at logicproducts.com

- **Invest $100,000 +:** (1) two airline tickets from within the continental United States to New York City, (2) five star hotel accommodations for two nights in Manhattan, (3) private dinner and evening 'On The Town' in Manhattan hosted by the founders of the Company at one of the top restaurants, (4) two tickets to a must-see Broadway show, and (4) 36 month discount of 35% off our lowest price on any product at logicproducts.com

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Logic Products's prior rounds by year.



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	$5500000	
	$5000000	
	$4500000	
	$4000000	
	$3500000	
	$3000000	
	$2500000	
	Pre-Seed (Common)	Pre-Seed (Convertible)	Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $150,000
Close Date	Jun 30, 2017
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Pre-Seed

Round Size	US $200,000
Close Date	Dec 1, 2015
Security Type	Common Equity
Pre-money Valuation	US $3,000,000

Pre-Seed

Round Size	US $50,000
Close Date	Jan 13, 2017
Security Type	Common Equity
Pre-money Valuation	US $3,150,000

Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The Company is in the early stages of development and began to generate revenues in 2011. During the years ending December 31, 2016 and 2015, the Company sustained net losses of $214,819 and $145,392, respectively, and its reviewed financial statements include a "going concern" note.

Results of Operations

Net revenues for 2016 and 2015 were $720,076 and $611,961, respectively. Costs of net revenues for 2016 and 2015 were $511,871 and $394,508, respectively, and, subtracted from net revenues, resulted in gross profit of $208,205 and $217,453, respectively. The Company reports that the reason for the increase in costs of revenues with decrease in gross margins arises from a temporary change in sales of product with varying profit margins.

Our total operating expenses for 2016 was $394,882, an increase of approximately 11% over total operating expenses of $355,501 in 2015. These increased costs were driven by a 30.54% increase in general and administrative operating expenses from 2015 to 2016, while sales and marketing operating expenses decreased of approximately 17%. In 2016 we recorded interest expense of $28,142, while we had interest expense of $7,344 in 2015.

As a result of the foregoing, we recorded a net loss of $214,819 in 2016, compared to a net loss of $145,392 in 2015.

Liquidity and Capital Resources.

As of June 30, 2017, we have four short-term loan agreements in place with a total outstanding amount of $237,392 of which approximately $55,000 is due after June 30, 2018. The unpaid principal balance under these loans as of December 31, 2016 was $171,581. Please see below for further details.

At December 31, 2016 and June 30, 2017, we had cash and cash equivalents of $8,347 and $177,981, respectively.

Indebtedness

We borrowed $100,000 at an interest rate of 12.00% from Alasdair McLean-Forman ("AML"), a lender in Boston, Massachusetts, as evidenced by a promissory note from the company to AML dated January 25, 2016 (the "AML Note"). The AML Note is payable in 52 bi-weekly installments of $2,167.48 and matures on February 28, 2018. The AML Note is subject to the law of the state of New York. The proceeds of the AML Note were used for working capital and inventory costs. We have classified this AML Note as a current liability, due to our defaulting on its payment terms. We anticipate modifying or refinancing the AML Note to extend the maturity date of this loan to September 15, 2020 at a rate of 12.00%.

We borrowed $97,000 ("ACS Loan") at an interest rate of 16.00% from Amazon Capital Services, Inc. ("ACS"), as evidenced by a loan agreement by and between the Company and ACS dated May 10, 2017 (the "ACS Agreement"). The loan under the ACS Agreement is payable in 12 monthly installments of $8,800.93 and matures on or about May 10, 2018. As of July 10, 2017, the outstanding balance of the ACS Loan was $81,893. The ACS Agreement is subject to the law of the state of Washington. The proceeds of the ACS Loan were used for working capital and inventory costs.

We borrowed $31,100 ("Kabbage Loan") at an interest rate ranging from 12% to 33% from Celtic Bank ("CB"), as evidenced by a Kabbage Business Loan Agreement by and between the Company and CB dated on or about September 12, 2016 (the "CB Agreement"). The loan under the CB Agreement is payable in 12 monthly installments ranging from $602 to $5,418 per month. The CB Agreement indicates that certain costs are imposed for each month or partial month that any portion of Kabbage Loan proceeds is outstanding and, if not paid until after the 11th month anniversary date, the total cost to the Company would be $5,418.00. The CB Agreement is subject to the law of the state of Utah. The proceeds of the Kabbage Loan were used for working capital and inventory costs.

We borrowed $71,000 ("QuarterSpot Loan") at an interest rate of 45.34% from QuarterSpot, Inc. ("QS"), as evidenced by a non-negotiable promissory note ("QS Note") made by the Company in favor of QS with an issue date of April 3, 2017 and a Business Loan Agreement dated March 31, 2017 by and between the Company and QS (the "QS Loan Agreement"). The QS Note is payable in accordance with its payment schedule, with a fixed payment of $356.23. The QS Loan matures 360 days from its date. The QS Loan Agreement is subject to Virginia law. The proceeds of the QS Loan were used for working capital and inventory costs.

Recent Offerings of Securities

On June 30, 2017, we closed on an offering of a 5-year debenture that is convertible into Series Seed Preferred Units in the aggregate principal amount of $150,000, and accruing interest at a rate of 12% per annum, to a subscriber, as described in greater detail hereinabove. As of the date hereof, the debenture has not been converted into Series Seed Preferred Units. This offering of debentures was made in reliance on Section 4(a)(2) of the Securities Act.

Valuation

We have not undertaken a third-party formal valuation of the company. The Company's internally determined valuation is $5,000,000.

Market Landscape



In the United States, consumer sales of all natural, organic, and health products in 2019 is forecast to reach $252B. Within that, the natural and organic personal care market alone was $11B in the U.S. last year and is projected to double in the next six years to $22B in 2024.

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Separately, annual consumer and school expenditures to detect and eradicate lice was $1B in the U.S. in 2015. Overall U.S. sales of natural pet care products are expected to grow to $9.4B this year. Global sales of household cleaning products are predicted to reach $147B this year.

There are numerous market research reports on the natural products industry. Many of the trends shaping the future of natural and organic personal care are manifestations of today's larger top-of-mind issues - health, environmental sustainability, trust, and integrity.

No longer a niche movement favored only by hardcore natural evangelists, innovative, high-performance products entering the space are proving that the category has staying power. Medical breakthroughs are proving some of the risks associated with cosmetics and chemicals - and mainstream media is covering it. Consumers are listening closely and actively seeking out safer products.

Today, non-toxic personal care is contributing to larger movements tied to both the future of consumer wellness and to innovative, do-good business models. And many of the trends that are shaping the future of the natural and organic personal care space are manifestations of today's larger top-of-mind issues - those of health, environment, trust, and integrity. Made in the USA is also an attribute consumers are increasingly seeking out as they feel more secure purchasing a personal care product made in the United States.

In fact, now more than ever, consumers are purchasing products from both a "values" and "value" perspective, and one in two consumers cited "brand that I trust" (48% up from 44% in 2014) a top factor in purchase decisions.

This is especially important as consumers are looking at new ways to stay healthier and putting their trust in companies to provide products that meet their needs and those of their families.

There are a handful of companies in the natural products category for comparison: The Honest Company, Mrs. Meyers, Method, Seventh Generation, Burt's Bees, and Babyganics. All do not have the breadth of product coverage that Logic Products provides across cleaning, kids, pets, and lice. What they do have in common however is they were all either rumored to be, or have been, acquired by larger CPG companies.

The barrier to entry in the natural products space is fairly high in traditional brick and mortar, as shelf space is limited and retailer terms are often egregious, particularly for startups or early-stage companies. As natural products become even more mainstream and the marketplace continues to grow, more entrants will undoubtedly enter the space as there is room to grow for others as well.

Risks and Disclosures

Risks related to the securities offered

The Series Seed Preferred Unit investment agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Series Seed Preferred Units in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 10.11 and 10.12 of the Investment Agreement that you will execute in order to invest in the Units. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Units will be governed by New York law in the State of New York. Those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You will have limited rights. As of the date hereof, the Company has authorized Series Seed Preferred Units and you will have certain limited rights. In addition, as an investor in the Regulation Crowdfunding offering you will be considered a non-major investor under the terms of the Series Seed Preferred Units offered, and therefore you will receive Series Seed Preferred Units with certain limited rights. Series Seed Preferred Units members may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights.

The Company's Amended and Restated Operating Agreement grants existing members certain preemptive rights. The Company's Amended and Restated Operating Agreement provides that if the Company elects to raise additional capital through the sale of new ownership interest, existing members at the time of the new offering shall be afforded the first opportunity, but not the obligation, to purchase such number of new units of membership interest as shall equal their percentage ownership interest at the time of such new offering multiplied by the aggregate number of new units of membership interest offered in the new offering. Hence, existing members may acquire additional units of membership interest so as to prevent any dilution of his/her/its then current ownership percentage.

The Company has no obligation to register or qualify the Series Seed Preferred Units. The Company has no obligation to register or qualify the Series Seed Preferred Units for resale. Investors acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Series Seed Preferred Units, and on requirements relating to the company which are outside of the purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

The Series Seed Preferred Units are subject to "Market Stand-Off" Transfer Restriction. The Investment Agreement provides, in pertinent part, that to the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other units of preferred Units of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act, subject to various timing restrictions and extension requirements, as further set forth in the Investment Agreement. This restriction impacts the ability of a unit holder to transfer its ownership interest in the Company at a time when such holder may desire to do so.

The Series Seed Preferred Units are subject to "Drag-Along" Provisions. The Holders of Series Seed Preferred Units are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, if a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the units of Common Units then outstanding (other than those issued or issuable upon conversion of the preferred Units), and (ii) the Board of Directors, then each Unit-holder shall vote (in person, by proxy or by action by written consent, as applicable) all units of capital preferred Units of the Company now or hereafter directly or indirectly owned of record or beneficially by such Unit-holder (collectively, the "Units") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section. The obligation of any party to take the actions required by this Section will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or Unit-holder of the Company holding more than 10% of the voting power of the Company.

You can't easily resell the securities. You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the Series Seed Preferred Units, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of preferred equity, vote to terminate the agreement

Risks related to the Company's business

This is a small, relatively new company. It has a limited operating history, few or no clients, and has only received limited revenues to date. If you are investing in this Company, it's because you think this is a good idea, that the current management team can execute it better than the Company's competition, that they can price it right and sell it to enough people that the Company will succeed. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Ability to adapt. The potential markets for products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

Reliance on third party contract facilities. We currently rely on third party contract facilities to produce our products. There can be no assurance that our current relationship will continue in the future or that the current or future necessary production capacity will be available to us. Additionally, these production facilities are subject to various governmental regulatory and industry specific compliance regimes. Failure of such facilities to so comply could adversely affect our ability to meet demand or bring new products to market.

We have elected to be taxed as a partnership. We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Series Seed Preferred Units are determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members. The Company intends to convert its structure to that of a C-Corporation upon gaining profitability, as further discussed below.

The Company operates in the natural and organic products marketplace. Our products are tailored to a growing natural and organic products marketplace. This marketplace is subject to consumer purchasing habits, which may change due to, among other things, existing and new marketplace entrants. Several competitors in this marketplace are large, established organizations and brands, with similar products to ours and with resources far superior to ours As such, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster. Additionally, the growth potential for this space may create the conditions by which new competitors may enter this marketplace in coming years. Furthermore, our potential market may not be as large, or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers.

We have a small management team. We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, such as management departures, its operations and development could be harmed.

We are controlled by our board of directors and, in certain circumstances, the Founder of the Company. The Company currently has three members of its board of directors and three officers. Our founder and President, who is also a board member, Jill Taft, currently holds 74.4% of our membership interest, and at the conclusion of this offering, will continue to hold a majority of the outstanding membership interest in the Company and may hold 74.4% of the company's outstanding membership interest. After the offering, Ms. Taft and Mr. Joel Roodman, will constitute ⅔ of the current board members of the company. M. Jay Walkingshaw will serve as the third board member. Decision-making will be managed by the board of directors, with a majority vote among the board members prevailing in the absence of unanimity. In the case of a tie vote, Ms. Taft, as the Founder, will decide the outcome. Members who are not board members or officers shall have no right to participate in the management of the Company. There will be limited oversight, and limited ability for additional parties to act as checks and balance.

Intellectual property risks. The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent and copyright protection for its methods of producing the product and copyrighted brand names, respectively, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. Currently, the Company has not applied for nor does it possess any patents on its various product formulations, though it does claim ownership in its various product formulations. There can be no assurance that (i) any company - related patents or copyrights will be issued from any pending or future patent or copyright applications; (ii) the scope of any patent or copyright protection will be sufficient to provide competitive advantages; (iii) any patents or copyrights the Company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the Company patents, copyrights and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We will need more people to join the Company. We will need additional employees. Upon successful completion of this issuance, we expect to add up to two full-time middle management positions which focus on digital marketing and marketplace management. There are no guarantees that our personal networks and the connections we have developed over the past years will enable us to find the right people to bring onto our team. We may not be able to find individuals who possess the necessary skills. We may not be able to find design personnel from our target markets.

Unauthorized access to the Company's records, systems, and technology will expose the Company to litigation, reputational, and financial risk. The Company uses third party e-commerce platforms and cloud-based systems to store customer information. The Company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the Company's e-commerce platforms and cloud-based systems could harm the company. The Company's insurance may not cover some or all of these risks.

We anticipate converting from a limited liability company to a C-Corporation. The Company expects to convert its corporate form from limited liability company to C-Corporation in the future. As such, it is anticipated that the securities of the Company following such conversion would be converted to or replaced with stock from the C-Corporation. It is possible that, as a result of such company and security conversions, the ownership and voting interests, accounting, and tax expectations, rights and responsibilities of the Company and the holders of such securities may be materially modified. At this time, this anticipated corporate conversion has not been approved by the members or the board of directors.

Financial risks

The Company's auditor has issued a going concern opinion. The auditor has issued a "going concern" opinion on the Company's financial statements. The company did not generate profits and sustained net losses during the periods ending December 31, 2016 and 2015. According to the auditor, the Company has limited liquidity as of December 31, 2016 and current liabilities exceed current assets by $175,015 as of December 31, 2016. Additionally, the ability to continue as a going concern for the next 12 months depends on the company's ability to produce revenues from operations to meet its obligations and/or to obtain additional capital financing from its members and/or third parties. The independent accountant observes that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The auditor further notes that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of Liabilities that might be necessary should the Company be able to continue as a going concern.

Actual revenue and operating results may not meet projections or expectations. It is difficult to accurately forecast the Company revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: our ability to further develop products; acceptance of our products; the amount and timing of operating costs and capital expenditures; competition from other market venues that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

The Company may need more money. The Company might not sell enough Series Seed Preferred Stock in the Regulation Crowdfunding offering or the Regulation D offering to meet its operating needs and fulfill its plans. If that happens, the Company plans to obtain funds, in the form debt and/or equity, from existing members and other investors. If it is not able to do that, it may cease operating and you will get nothing. Even if it sells all the Series Seed Preferred Stock it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it may fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

We are likely to operate at a loss for at least a year, if not a longer period of time. We have had limited revenue producing activities, and we anticipate that we will continue to sustain operating losses in the near term. Our ability to become profitable depends, in part, on our success in selling our products through existing and future online and brick and mortar marketplaces and retail outlets and increasing international sales, as well as our ability to form strategic partnerships. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we will have to seek other sources of capital in order to sustain operations or may be unable to continue in business.

We have outstanding loans. We have entered into four business loan agreements. One loan is made with Amazon Capital Services, Inc. and it matures on or about May 2018. A second loan is made with Kabbage and matures in or about September 2017. The third currently outstanding loan is with Alasdair McLean-Forman and matures on or about February 28, 2018, which loan the Company anticipates modifying or refinancing, as further described herein. Lastly, the Company recently entered into a loan with QuarterSpot which matures in March 2018.



General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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